UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Medican Enterprises Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

58464T202
(CUSIP Number)

February 12, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	58464T202	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	Blackbridge Capital, LLC Tax Identification number: 46-1044853
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER	225,317,968
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER	225,317,968
PERSON WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	Blackbridge Capital LLC has rights under a convertible note to own a aggregate number of share of the issue common stock not to exceed 9.9 percent of shares outstanding.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.9%*
12	TYPE OF REPORTING PERSON	CO

*On the day of the event which requires filling of this statement, reporting person Blackbridge Capital LLC has rights under a convertible note to own an aggregate number of shares of the issuer common stock not to exceed 9.9 percent of shares outstanding.

CUSIP No .	58464T202	Page 3 of 5

Item 1(a).	Name of Issuer:

Medican Enterprises Inc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

500 Alder Drive Milpitas, CA 95035

Item 2(a).	Name of Person Filing:

Blackbridge Capital, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

450 7th Avenue, Suite 601, New York, New York 10123

Item 2(c).	Citizenship:

Incorporated under the laws of the state of Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

58464T202

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	58464T202	Page 4 of 5

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

225,317,968

(b)	Percent of class:

9.9%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

225,317,968

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

225,317,968

(iv) Shared power to dispose or to direct the disposition of

0

CUSIP No .	58464T202	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	2/12/2016

Signature:	/s/ Alexander Dillon
Name:	Alexander Dillon
Title:	Managing Partner